Planted Recovery

The Next Step in Addiction Treatment

COMPANY:

Planted Recovery
801 W Mineral Ave Suite 201
Littleton CO 80120
(844) 4-PLANTED
Plantedrecovery.com
scott@plantedrecovery.com

INVESTMENT:

$3.8M in aggregate
$330K Preseed (complete)
$950K Seed Round (ongoing)
$2.5M Series A (Future)

INDUSTRY:

Telehealth, Digital Health, Addiction Treatment

KEYS TO SUCCESS:

- Accreditation (JCAHO)
- Health Payor Contracts
- Patient Engagement Platform
- Large provider network

Traction:

Delivered during presentation

Management:

Scott Ankeny - Founder & CEO
Greg Lipson - Chief Strategy Officer
Megan Clark- Chief Information Officer
Nicole Salazar- VP of Operations
Dr. Shuler – Medical Director
Glenn Weikert- Product Mgr.

Introductory Overview:

A 100% web-based Intensive Outpatient Program(IOP) using telehealth infrastructure, clinically designed programs delivered on a customized Patient Engagement Platform.

Urgency: COVID-19 brings a unique window. In one weekend, telehealth became mainstream and necessary. Prior to the pandemic, insurance companies, accredititing & regulatory agencies were slowly adopting remote management of addiction recovery. They are now rapidily adjusting polices and regulations to accept tech-enabled addiction treatment. Now the time to rapidly scale services into all 50 states and make our footprint as an industry 'thought' leader.

ENGAGEMENT & EDUCATION
Interactive Clinical Material & Innovative Delivery

ADVANCED TREATMENT MAPPING + DATA
Clinician Portal w Adaptive Intelligence & Machine Learning



PERSONALIZING CARE
Interactive client dashboard measuring daily process & outcomes. Real-time data, early interventions, adaptable care models

LIMITLESS REACH
Telehealth tech eliminates geographic boundaries

Market and Growth:

$193B TAM	$50B SAM	**$5B Obtainable**

TREATMENT: ANYWHERE, ANYTIME, AT YOUR MOMENT OF NEED.

Preliminary Data

Company seeks to raise a seed round to finance the following:

Provide a 2-year runway to improve technology, complete regulatory compliance/licensing in 10 States, recruit full team and acquire 450 patients.